UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Argo January Operational Update dated 05 February 2024

Press Release

5 February 2024

Argo Blockchain plc

("Argo" or "the Company")

January Operational Update

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), is pleased to provide the following operational update for January 2024.

During the month of January, the Company mined 124 Bitcoin, or 4.0 Bitcoin per day. This 20% decrease in daily Bitcoin production compared to the prior month was driven by a 16% decrease in Bitcoin-denominated hashprice, and to a lesser extent, weather-related curtailments. Hashprice, which refers to the expected value of hashing power, is a function of the block subsidy, network difficulty, and transaction fees. The decrease in hashprice in January 2024 was driven by lower transaction fees on the Bitcoin network and higher network difficulty compared to December 2023.

Bitcoin production in January 2024 was negatively impacted by weather-related curtailments at the Company's facilities in Quebec and at the Helios facility in Texas. At Helios, the Company's operations were curtailed in response to winter weather conditions which led to elevated power prices across Texas, particularly during Winter Storm Heather. The facility generates power credits during periods of economic curtailment, and the Company's share of power credits from January 2024 will offset a portion of the foregone revenue from curtailment.

Mining revenue in January 2024 amounted to $5.3 million, a decrease of 19% compared to the prior month (December 2023: $6.6 million).

As of 31 January 2024, the Company held digital assets worth the equivalent of 18 Bitcoin.

Month	Bitcoin Mined	Unaudited Mining Revenue, excluding power credits ($USD in millions)
January 2024	124	$5.3

Management Commentary

Argo's Chief Executive, Thomas Chippas, said, "Our Bitcoin production decreased in January as transaction fees retreated from the temporary spike we saw in December. We also experienced some instances of curtailment as a result of winter weather in Quebec and Texas, which is a great reminder of how Bitcoin mining contributes to grid stability during extreme weather events. Bitcoin miners provide a unique source of baseload demand which can be quickly curtailed to free up electricity for other users on the grid."

This announcement contains inside information.

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Fortified Securities
Joint Broker Guy Wheatley, CFA	+44 7493 989014 guy.wheatley@fortifiedsecurities.com
Tancredi Intelligent Communication UK & Europe Media Relations	argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With mining facilities in Quebec, mining operations in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 05 February,2024	ARGO BLOCKCHAIN PLC By: /s/ Jim MacCallum Name: Jim MacCallum Title: Chief Financial Officer